[CMS COMPANY LOGO]
--------------------------------------------------------------------------------
An Integrated Energy Company                         THOMAS J. WEBB
                                                     Executive Vice President
                                                     and Chief Financial Officer



                                  July 27, 2006

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
Washington, D.C.  20549

Dear Mr. Owings:

      We have received your comment letter dated July 13, 2006 regarding our 2005 Form 10-K/A and our March 31, 2006 Form 10-Q filings and are pleased to provide responses. For ease of review, we have repeated each question from your letter followed by our response.

      We also acknowledge that the adequacy and accuracy of the disclosure in each of CMS Energy Corporation's Form 10-K/A and Form 10-Q is the responsibility of CMS Energy Corporation ("CMS" or "CMS Energy"). CMS Energy acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in its respective Form 10-K/A and Form 10-Q do not foreclose the Securities and Exchange Commission (the "Commission" or "SEC" ) from taking any action with respect to the filings. CMS Energy also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page CMS-40

1Q. Please tell us whether the line item captioned "Cost to retire property" within cash flows from investing activities includes cash payments made to settle asset retirement obligations. If so, please revise to classify such cash payments as operating activities in accordance with EITF 02-6. In either case, please provide disclosure that such cash payments are classified within cash flows from operating activities.

1A. The "Cost to retire property" line item within our statement of cash flows contains cash payments of $48 million in 2005 and $45 million in 2004 to settle asset retirement obligations as well as cash payments made to retire various other plant and property assets. Approximately ninety percent of our cash payments to settle asset retirement obligations related to our Big Rock Point nuclear power plant asset retirement obligation. We have established decommissioning trust funds, held by a third party, to fund the decommissioning of our nuclear power plants.

Mr. H. Christopher Owings
July 27, 2006
Page 2

      Investments in our nuclear decommissioning trust funds are made with surcharges collected from our ratepayers. Investments in and withdrawals from our decommissioning trust funds are shown within the investing section of our consolidated statements of cash flows.We considered EITF 02-6 and we believe that cash payments to settle asset retirement obligations relating to our Big Rock Point nuclear power plant are appropriately classified within the investing section of our consolidated statement of cash flows. As we incur decommissioning costs, we liquidate the necessary amount of investments from the external trusts. Cash proceeds from the liquidation are shown as a cash inflow in the investing section of our consolidated statement of cash flows. The cash to pay decommissioning costs is reflected as an outflow in the investing section resulting in a net impact of $0.

      Other payments made to settle asset retirement obligations were not material. In future filings, we will enhance our disclosure to highlight the treatment of cash payments to settle asset retirement obligations. Further, if payments to settle non-nuclear plant decommissioning asset retirement obligations are material in the future, we will classify them in operating activities in accordance with EITF 02-6.

      An example of our future disclosure using our asset retirement obligation footnote table in our December 31, 2005 10-K/A is shown below.

                                                                                                                  In Millions
-------------------------------------------------------------------------------------------------------------------------------
                                                ARO                                                                  ARO
                                            Liability                                              Cash Flow      Liability
             ARO Description                 12/31/04     Incurred     Settled       Accretion     Revisions       12/31/05
                                                                         (a)
-------------------------------------------------------------------------------------------------------------------------------


 Palisades-decommission                          $350          $ -        $  -             $25           $ -          $375
 Big Rock-decommission                             30            -         (42)             15            24            27
 JHCampbell intake line                             -            -           -               -             -             -
 Coal ash disposal areas                           54            -          (5)              5             -            54
 Wells at gas storage fields                        1            -           -               -             -             1
 Indoor gas services relocations                    1            -           -               -             -             1
 Natural gas-fired power plant                      1            -           -               -             -             1
 Close gas treating plant and gas wells             2            -          (1)              -             -             1
                                             -----------------------------------------------------------------------------
      Total prior to FIN 47 adoption              439            -         (48)             45            24           460
 Asbestos abatement (FIN 47)                       33            -           -               3             -            36
                                             -----------------------------------------------------------------------------

      Total upon adoption of FIN 47              $472          $ -        $(48)            $48          $ 24          $496
                                             =============================================================================

      (a) These cash payments are included in the "Cost to Retire Property" line on the consolidated statements of cash flows.

Mr. H. Christopher Owings
July 27, 2006
Page 3


Note 4. Financings and Capitalization, page CMS-71

Dividend Restrictions, page CMS-74

2Q. In light of the dividend restrictions placed on Consumers, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X.

2A. We note that Rules 5-04 and 12-04 of Regulation S-X require Schedule I to be prepared in the event that a subsidiary's restricted net assets exceed 25% of consolidated net assets. It is true that the revolving credit agreement in place at Consumers Energy restricts the amount of annual dividends that Consumers may pay to CMS Energy, and, as such, more than 25% of the net assets of Consumers Energy are restricted. Given this fact, we have concluded that Schedule I would be required. However, we note that our Form 10-K/A includes numerous disclosures throughout the filing, which clearly display separate Parent Company information as our Parent Company is essentially its own reporting segment. Examples of such disclosures in our Form 10-K/A are as follows:


                                 Section                                               Page Number
         -----------------------------------------------------------------             -----------
         MD&A - Results of Operations, Corporate Interest and Other Net                   CMS-14
         Expenses (this is the Parent Company segment of our business).

         MD&A - Cash Position, Investing and Financing (we Disclose cash                  CMS-23
         on hand related to FIN 46 consolidated entities and the amounts of dividends paid to the Parent from Consumers and our Enterprises subsidiaries).

         MD&A - Obligations and Commitments (we disclose separately                       CMS-25
         recent actions on Parent Company debt credit ratings).

         Notes to Consolidated Financial Statements, Note 3:                              CMS-55
         Contingencies (we indicate which subsidiary is involved                          through
         in each contingency disclosure).                                                 CMS-70

         Notes to Consolidated Financial Statements, Note 4:                              CMS-71
         Financings and Capitalization (we disclose Parent Company                        through
         long-term debt and financings separately from Consumers                          CMS-76
         and other subsidiaries debt).

         Notes to Consolidated Financial Statements, Note 12:                             CMS-98
         Property, Plant, and Equipment (we disclose our property,                        through
         plant, and equipment separately for each of our reporting                        CMS-99
         segments).


Mr. H. Christopher Owings
July 27, 2006
Page 4


                                Section                                                Page Number
         -----------------------------------------------------------------             -----------
         Notes to Consolidated Financial Statements, Note 15:                             CMS-102
         Reportable Segments (we disclose all required segment                            through
         information for Consumers, Enterprises, and other, all                           CMS-104
         separately.  "Other" is the Parent Company).


         Therefore, given the extent of disclosures included in our Form 10-K/A related to the Parent Company, we propose to not amend our 2005 Form 10-K/A to include Schedule I, but rather include Schedule I in future filings.


Contingently Convertible Securities, page CMS-76

3Q. Please tell us how you accounted for the conversion features present in your convertible debt and preferred stock at issuance. In this regard, explain your consideration of whether the conversion features represent embedded derivatives requiring separation from the host contracts, as contemplated in paragraph 12 of SFAS 133. With respect to the preferred stock, if you determined the conversion feature is not an embedded derivative based on paragraph 12a of SFAS 133, please explain how you concluded the preferred stock is more akin to equity than debt. In responding, ensure you tell us all of the applicable terms of the preferred stock, including dividend rights. If you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion. We are particularly interested to understand how the adjustable conversion price of the instruments affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe the conversion price adjustment provisions represent "standard anti-dilution provisions," as that term is contemplated in EITF 05-2, please explain in detail your position.

      To the extent you determined that the embedded conversion features are not covered by SFAS 133, tell us how you accounted for the embedded conversion features under EITFs 98-5 and 00-27, including whether you have recorded a beneficial conversion feature associated with these instruments and why or why not. Ensure you address in your response your consideration of how the contingent nature of the conversion features as well as the adjustable conversion price affects your accounting under these EITFs.

3A. QUESTION 3 (I): Please tell us how you accounted for the conversion features present in your convertible debt and preferred stock at issuance.

      RESPONSE: We concluded that the conversion features within both our convertible debt securities and our convertible preferred stock were not embedded derivatives that needed to be separated from the host contracts and accounted for as derivatives under SFAS 133. Therefore, the instruments were accounted for as single instruments without bifurcating and accounting for the conversion features as separate derivative instruments. This

Mr. H. Christopher Owings
July 27, 2006
Page 5

      analysis was performed in the 4th Quarter of 2004, during which quarter the 4.50% convertible preferred stock and the 3.375% convertible Senior Notes were exchanged and the 2.875% convertible Senior Notes were issued. Since the completion of our original analysis, there have been no modifications to the agreements that would change our original conclusions. Also, there is sufficient authorized common stock available for conversion.

      QUESTION 3 (II a): In this regard, explain your consideration of whether the conversion features represent embedded derivatives requiring separation from the host contracts, as contemplated in paragraph 12 of SFAS 133. With respect to the preferred stock, if you determined the conversion feature is not an embedded derivative based on paragraph 12a of SFAS 133, please explain how you concluded the preferred stock is more akin to equity than debt. In responding, ensure you tell us all of the applicable terms of the preferred stock, including dividend rights.

      RESPONSE: Our conclusion that the conversion features in our convertible debt securities and our convertible preferred stock were not embedded derivatives requiring separation from the host contracts was not based on the "clearly and closely related" criteria in paragraph 12(a) of SFAS 133. Instead, we determined that the conversion features were exempted from derivative accounting based on paragraphs 12(c) and 11(a) of SFAS 133.

      This guidance states that an embedded derivative requires separation from the host contract only if a "separate instrument with the same terms as the embedded derivative" would be considered a derivative instrument under SFAS 133. Applying this principle, we determined that a separate instrument with the same terms as the conversion features within our convertible securities would not be treated as a derivative under SFAS 133 because of the scope exception provided in paragraph 11(a). According to paragraph 11(a), contracts issued or held by the reporting entity "that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" are not considered derivative instruments under SFAS 133. We concluded that the conversion features are both indexed to CMS Energy's stock and would be classified in stockholders' equity on the balance sheet, as discussed in our response to question 3 (II b) below.

      Further, regarding embedded derivatives, the 4.50% convertible preferred stock also contains a put option given to the investors that gives them the right to put the preferred stock back to CMS Energy for cash under certain circumstances. Under the terms of the put option, the investors can put the preferred stock back to CMS Energy for 100% of the preferred stock's par value if certain events occur, such as if CMS Energy's common stock is not listed on a national securities exchange or if there is a change in the ownership of CMS Energy involving more than 50% of the voting power of the common equity.

      Because of the existence of the put option by which the investors can require cash settlement under certain circumstances, the 4.50% convertible preferred stock is to be classified in `temporary equity.' However, the requirement of paragraph 11(a) of

Mr. H. Christopher Owings
July 27, 2006
Page 6

      SFAS 133 that the contract be "classified in stockholder's equity" is still met, because "temporary equity" is considered to be "stockholder's equity" according to SFAS 133 Implementation Issue No. C2.

      QUESTION 3 (II b): If you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion. We are particularly interested to understand how the adjustable conversion price of the instruments affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe the conversion price adjustment provisions represent "standard anti-dilution provisions," as that term is contemplated in EITF 05-2, please explain in detail your position.

      RESPONSE: The conversion features within both our convertible debt securities and our convertible preferred stock require net share settlement, which means that, upon conversion, the principal or par value of the securities would be redeemed in cash while the underlying share appreciation over the par value would be settled in shares of CMS Energy common stock. The 4.50% convertible preferred stock and the 3.375% convertible Senior Notes were both modified to contain net share settlement during the 4th Quarter 2004, while the 2.875% convertible Senior Notes had this characteristic at issuance.

      Our 3.375% convertible Senior Notes, originally issued in July 2003, were considered conventional convertible debt. This was because the holder could only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares. EITF 00-19, paragraph 4, indicates that paragraphs 12 -32 do not apply to this form of convertible debt. Therefore, we did not perform a paragraph 12-32 analysis on this instrument at inception. We did determine that the conversion option was excluded from being an embedded derivative based on SFAS 133 paragraph 11(a) as discussed above in our response to question 3 (II a).

      Upon original issuance of our 4.50% convertible preferred stock in December 2003, we determined that all of the conversion features in the preferred stock required full physical settlement either by issuing shares of stock or by delivering cash. Neither net share settlement nor net cash settlement were permitted as a term of the 4.50% convertible preferred stock. According to EITF 00-19, paragraph 9, contracts that have this type of settlement are to be reported in equity. Therefore, all the conversion rights embedded in the 4.50% convertible preferred stock met the criteria of paragraph 11(a) and are excluded from derivative accounting.

      In December 2004, we exchanged our 3.375% convertible Senior Notes and our 4.50% convertible preferred stock into securities that could be net share settled, and issued our 2.875% convertible Senior Notes. We determined that all of these securities were sufficiently different from conventional convertible debt based on EITF 03-07, and as a result, the conversion features required analysis under EITF 00-19 in order to determine if the securities could be classified in stockholders' equity as required by paragraph 11(a) in

Mr. H. Christopher Owings
July 27, 2006
Page 7

      order to be exempted from derivative accounting. CMS Energy did not use EITF 05-02 to shortcut the EITF 00-19 analysis, since EITF 05-02 only applies to new instruments entered into or modified in periods after June 29, 2005. All of the convertible securities were already issued and/or modified by December 31, 2004. For all of these reasons, paragraphs 12 - 32 of EITF No. 00-19 were applied in determining whether the conversion features met the criteria for classification as equity.

      The following is an analysis of the conversion features in accordance with paragraphs 12-32 of EITF 00-19. The primary intent of the guidance in these paragraphs is to determine if there is any provision in the conversion features that could require net cash settlement, and thus, would prohibit the conversion features from being classified as equity. Excerpts from EITF 00-19 follow.

o     IS THERE ANY PROVISION THAT COULD REQUIRE NET-CASH SETTLEMENT? (PARAGRAPH
      12) If the answer is no, the conversion features could be classified as equity, and as a result meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is no. Upon issuance of the 2.875% convertible Senior Notes, and upon exchange of the 3.375% convertible Senior Notes and 4.50% convertible preferred stock, the conversion spread can only be settled in stock. The conversion features embedded in the 4.50% convertible preferred stock require net share settlement by issuing shares of stock. A net-cash settlement provision does not exist.

o THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES. (PARAGRAPHS 14-18)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. The conversion features for each instrument allow for settlement in unregistered shares. In no circumstance would the company be required to buy shares in the market to settle or net-cash settle the conversion spread. The requirement of EITF 00-19 that share delivery be within the control of the company is met.

o THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING. (PARAGRAPH 19)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. As of the issuance of our 4.50% convertible preferred stock in December 2003, a maximum amount of 33 million shares could be issued under this instrument. This was determined by multiplying the maximum conversion rate specified of 6.5703 per share by the 5 million preferred shares outstanding. Our available authorized and unissued shares of 45 million as of the issuance date exceeded the maximum shares that could be issued under the convertible instrument.

Mr. H. Christopher Owings
July 27, 2006
Page 8

      An analysis was done on each net share settled instrument by applying an escalated stock price to the conversion formula assuming the conversion rate was adjusted to its maximum potential threshold. The calculation determines the maximum shares that could be issued if the shares were converted under that scenario. As the stock price rises, the incremental shares that could be issued increases, but the number of shares that could be issued reach an implicit maximum limit equal to the conversion ratio. The table below illustrates that analysis.

      3.375% Convertible Senior Notes, 150,000 Units (assuming the maximum adjusted conversion rate of 138.696)


             Assumed Stock           Redemption          Cash Delivered        Common             Total Common
                 Price                  Value               Per Note           Shares                Shares
                                                            Par Value         Delivered             Issued at
                                                                            Per Convertible        Conversion
                                                                                Note
         $25                     $3,467               $1,000                98.70                 14.80 million
         $100                    $13,870              $1,000                128.70                19.30 million
         $1,000                  $138,696             $1,000                137.70                20.65 million
         $5,000                  $693,482             $1,000                138.50                20.77 million

         In no scenario do the shares issued exceed 21 million.


         2.875% Convertible Senior Notes, 287,500 Units (assuming the maximum adjusted conversion rate of 98.328)


            Assumed Stock           Redemption          Cash Delivered        Common             Total Common
                 Price                  Value               Per Note           Shares                Shares
                                                            Par Value         Delivered             Issued at
                                                                            Per Convertible        Conversion
                                                                                Note
         $25                     $2,458               $1,000                58.33                 16.77 million
         $100                    $9,833               $1,000                88.33                 25.39 million
         $1,000                  $98,328              $1,000                97.33                 27.98 million
         $5,000                  $491,642             $1,000                98.13                 28.21 million

         In no scenario do the shares issued exceed 29 million.

Mr. H. Christopher Owings
July 27, 2006
Page 9

      4.50% Convertible Preferred Stock, 5 million Shares (assuming the maximum adjusted conversion rate of 6.57)



           Assumed Stock     Redemption    Cash Delivered          Common Shares       Total Common Shares
              Price            Value         Per Share              Delivered              Issued at
                                             Par Value            Per Convertible          Conversion
                                                                  Preferred Share
         $25                $164              $50                  4.57                  22.85 million
         $100               $657              $50                  6.07                  30.35 million
         $1,000             $6,570            $50                  6.52                  32.60 million
         $5,000             $32,852           $50                  6.56                  32.80 million

      In no scenario do the shares issued exceed 33 million.

      CMS Energy has 350,000,000 of authorized common shares. After subtracting shares outstanding and the maximum number of shares that could be required to be delivered under existing commitments, including the 83 million shares related to these instruments, CMS Energy had excess authorized shares of 46 million shares for the period ending December 31, 2004 and 24 million shares for the periods ending December 31, 2005 and March 31, 2006.

o THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT. (PARAGRAPHS 20 - 24)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. The original terms of our 4.50% convertible preferred stock did contain a maximum share settlement of 33 million. There is no explicit limit on the number of shares that could be issued for the 4.50% convertible preferred stock as exchanged, or for any of the other securities. However, there is an implicit amount based on the response to the previous point.

o THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE TIMELY FILINGS WITH THE SEC. (PARAGRAPH 25)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. The convertible securities have no such provision.

Mr. H. Christopher Owings
July 27, 2006
Page 10

o THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WITH FULL RETURN OF THE AMOUNT DUE (THAT IS, THERE ARE NO CASH SETTLED "TOP-OFF" OR "MAKE-WHOLE" PROVISIONS). (PARAGRAPH 26)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. The convertible securities have no such provision.

o THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES. (PARAGRAPHS 27-28)
      If the answer is yes or not applicable, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is not applicable. Net cash settlement is not required in any circumstance.

o THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT. (PARAGRAPHS 29-31)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. The conversion features do not place the counterparty in a rank higher than those of a shareholder in the event of bankruptcy. The net share feature can only be settled in stock and therefore, the counterparty would be in the same position as a shareholder relative to the conversion spread.

o THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON. (PARAGRAPH 32)
      If the answer is yes, the conversion features could be classified as equity, and as a result, meet the criteria of paragraph 11(a). For our convertible debt securities and our convertible preferred stock, the answer is yes. There is no requirement to post collateral.

      QUESTION 3 (III): To the extent you determined that the embedded conversion features are not covered by SFAS 133, tell us how you accounted for the embedded conversion features under EITFs 98-5 and 00-27, including whether you have recorded a beneficial conversion feature (BCF) associated with these instruments and why or why not. Ensure you address in your response your consideration of how the contingent nature of the conversion features as well as the adjustable conversion price affects your accounting under these EITFs.

      RESPONSE: BCF on Issuance: The company analyzed any beneficial conversion features under EITF 98-05. In accordance with this guidance, the company did not have a

Mr. H. Christopher Owings
July 27, 2006
Page 11

      beneficial conversion feature upon issuance due to the premium assigned to the conversion price. The premiums to the market price on the date of issuance were as follows:


                Security                        Conversion Price(a)      Market Price     Premium
         --------------------------------       -------------------      ------------     --------

         4.50% Cnvt Preferred Stock                  $9.893                 $  7.61          30%
         3.375% Senior Notes                         $10.67                 $  7.21          48%
         2.875% Senior Notes                         $14.75                 $ 10.17          45%

      (a) Both current and at issuance

      Accordingly, any incremental intrinsic value determined based on contingent adjustment features discussed below would first be offset with the premium on issuance before a beneficial conversion discount would be recorded.

      BCF Event-Driven Subsequent to Issuance: The agreements permit a conversion rate adjustment upon a distribution of cash dividends to the common shareholders, as well as other less likely events. Because the company does not know, at the commitment date, the number of shares that would be received upon conversion of the securities, Issue 7 of EITF 00-27, which addresses this issue, indicates that the issuing entity would only recognize the beneficial conversion feature in the period the conversion price is adjusted below the commitment date stock price. We have placed our common stock dividends on hold indefinitely.

Note 7. Retirement Benefits, page CMS-84

4Q. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there are alternatives to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

4A. CMS Energy determines the Market Related Value of Plan Assets (MRV), as defined in SFAS 87, by adjusting the fair value of assets determined on the measurement date for the asset gains and losses that will not be admitted into MRV until future years. Each year's asset gains or losses are reflected in MRV in equal amounts over a five-year period beginning on each original measurement date.

      We will include this disclosure as part of our Accounting Policies disclosures in future filings.

Note 8. Asset Retirement Obligation, page CMS-89

5Q. You disclose on page 17 that you have PCBs in some of your electrical equipment. Please explain to us whether you are required to record an asset retirement obligation in connection with your obligation to dispose of such PCBs and why or why not. In responding to the comment, please refer to the guidance in both SFAS 143 and FIN 47.

Mr. H. Christopher Owings
July 27, 2006
Page 12


5A. We are not required to record an asset retirement obligation (ARO) in connection with our obligation to dispose of PCBs in the electrical equipment that we discuss on page 17 of our 2005 Form 10-K/A. All of our electric distribution system substation capacitor banks have been classified as non-PCB. Remaining substation major equipment is essentially all classified as non-PCB. The number of PCB-filled minor item equipment is not significant based on current field experience and will continue to diminish over time since PCB equipment has not been installed since the late 1970s. Our estimate of 2005 PCB disposal cost was $75,000. SFAS 143, Accounting for Asset Retirement Obligations paragraph 28 states "The provisions of this Statement need not be applied to immaterial items." FIN 47, Accounting for Conditional Asset Retirement Obligations paragraph 11 states "The provisions of this Interpretation need not be applied to immaterial items." We concluded that our electrical equipment PCB disposal cost is immaterial.

Management's Report on Internal Control Over Financial Reporting, page CO-1


6Q. In light of your disclosure on page CO-2 that "certain material errors existed in the deferred tax liability and tax reserve accounts prior to their correction in the 2005 consolidated financial statements," please tell us whether prior period financial statements included errors, and if so, how you determined that restatement of prior periods is not necessary. If you determined that there were errors in the prior period financial statements that were immaterial for restatement, please provide us your quantitative and qualitative assessment of materiality. Refer to SAB Topic 1:M.

6A. During the fourth quarter of 2005, in connection with the execution of certain annual reconciliation controls relating to our income tax accounts, the Company identified material errors relating to certain income tax accounts. The Company determined that these errors related to the 2003 consolidated financial statements and amounted to a $4 million understatement of net income in that year.

      The impact this adjustment would have had on current and prior net income is presented below:

                                                                2003              2005
                                                               ------            ------
                                                               (mils)            (mils)

      Tax Expense / (Benefit) As Reported                      $  58             $ (168)
      Impact of Adjustment                                        (4)(7%)             4 (2%)
                                                               -----             ------
      Tax Expense / (Benefit) After Adjusted                   $  54             $ (164)
                                                               =====             ======

      Net Loss As Reported                                     $ (44)            $  (94)
      Impact of Adjustment                                         4 (9%)            (4)(4%)
                                                               -----             ------
      Net Loss After Adjustment                                $ (40)            $  (98)
                                                               =====             ======

Mr. H. Christopher Owings
July 27, 2006
Page 13

      If this adjustment was recorded in 2003, the beginning 2004 Retained Deficit of $(1,844) million would have been reduced by $4 million. CMS Energy already was in a sizable loss position for the year ended 2003. This adjustment would have lowered the loss by $4 million or 9%. CMS Energy would have, however, reported a large loss with or without this adjustment. Therefore, CMS Energy's reported results are not significantly different based on this adjustment.

      In addition, the tax accounts impacted by such errors are all included in the non-current liabilities caption in CMS Energy's consolidated balance sheets. Therefore, the adjustment would have only resulted in a net decrease to non-current liabilities of $4 million in prior periods, which represents less than 1% of total consolidated non-current liabilities.

      The Company concluded that it was appropriate to record the correction of these errors, which originated in 2003 or prior totaling $4 million, in 2005 as the impact was not material to either 2003, 2004 or 2005 consolidated financial statements from both an income statement perspective or a balance sheet perspective as the tax accounts impacted by such errors all are reflected as non-current liabilities in the Company's consolidated balance sheets.

      In making this determination, the Company considered the magnitude of the adjustments as described above, the trend of losses over the past few years, and the net impact on non-current liabilities. CMS Energy does not believe that the judgment of a reasonable person relying on current and prior financial statements would be changed or influenced by the adjustments. As such, the adjustments have been recorded in 2005. Further, recording the adjustments in 2005 instead of 2003 did not:

      o     CAUSE THE COMPANY TO BE IN DEFAULT OF EXISTING DEBT COVENANTS,

      o     INVOLVE CONCEALING AN UNLAWFUL TRANSACTION,

      o     AFFECT REGULATORY REQUIREMENTS,

      o     CHANGE A LOSS INTO INCOME OR VICE VERSA.

Changes in Internal Control Over Financial Reporting, page CO-2

7Q. We note your disclosure that "[e]xcept as otherwise discussed herein, there have been no changes in [your] internal control over financial reporting..." In future filings, please avoid using qualifying language such as "except as otherwise discussed herein" and instead state clearly whether there have or have not been any changes in your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

7A. In future filings, we will avoid using the above-referenced qualifying language. We will be more direct and clear as to whether we have made changes to our internal control over financial reporting.

Mr. H. Christopher Owings
July 27, 2006
Page 14

Exhibit 99(b) Jorf Lasfar Energy Company S.C.A.

Note 16. Stockholders' Equity

16.2 Convertible Stockholders' Securities as of December 31, 2005, 2004 and 2003, page 18


8Q. With reference to the applicable authoritative US GAAP accounting literature you relied on, please tell us how you concluded it was appropriate to account for your convertible securities as preferred stock equivalents in stockholders' equity, with interest charges bypassing the statements of income.

8A. SFAS 150 established how financial instruments with characteristics of both liabilities and equity should be classified on the Balance Sheet. SFAS 150, paragraph 3, defines an obligation as "a conditional or unconditional duty or responsibility to transfer assets or to issue equity."

      SFAS 150 requires an issuer to classify the following three types of instruments as liabilities (or assets in some circumstances):

      (1) A financial instrument issued in the form of shares that is mandatorily redeemable -- that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.

            One of the qualifications of a financial instrument to be classified as debt is that the financial instrument be mandatorily redeemable. The JLEC convertible stockholders' securities are not mandatorily redeemable. In fact, these convertible securities have no set maturity date. Instead, these financial instruments are redeemable or convertible into stock at any time by the issuer, JLEC, and convertible into stock at any time by the holders. Furthermore, JLEC is not obligated by the holders to transfer its assets to them. Settlement in assets (i.e. cash) is only at the choice of the issuer, JLEC, and never as a right or requirement of the holders. Therefore, this qualification for classification of the financial instruments as debt is not present.

      (2) A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled).

            Another qualification of a financial instrument to be classified as debt is that the financial instrument requires that JLEC repurchase the securities or JLEC is required to settle the securities by transferring cash. Under the provisions of the JLEC convertible stockholders' securities, JLEC has no requirement to repurchase the

Mr. H. Christopher Owings
July 27, 2006
Page 15

            securities and JLEC can settle its obligation with the holders in preferred or common stock or has the option to pay cash. Therefore, this qualification for classification of the financial instruments as debt is not present.

      (3) A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:


            a. A fixed monetary amount known at inception, for example, a payable settle able with a variable number of the issuer's equity shares.


            b. Variations in something other than the fair value of the issuer's equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares.


            c. Variations inversely related to changes in the fair value of the issuer's equity shares, for example, a written put option that could be net share settled.

            Another qualification of a financial instrument to be classified as debt is that the financial instrument obligation is settled by issuing a variable number of shares. Under the provisions of the JLEC convertible stockholders' securities, conversions shall be made into a fixed number of JLEC shares. Therefore, this qualification for classification of the financial instruments as debt is not present.

            The JLEC convertible stockholders' securities are not mandatorily redeemable and in fact, they do not have a stated maturity date. In addition, the securities do not represent an obligation to repurchase shares or transfer assets, and are not settled by issuing a variable number of shares. As such, the JLEC convertible stockholders' securities do not represent a conditional or unconditional duty or responsibility to transfer assets or to issue equity and therefore, do not meet the definition of an obligation under SFAS 150.

            We also examined D-98 and SEC Rule 5-02.28 of Regulation S-X. This guidance requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. D-98 states that any triggering event requiring cash redemption that is not solely within the control of the issuer would require the security to be classified outside of permanent equity, without regard to probability. The securities can only be redeemed for cash at the option of the issuer. In no circumstance can the holder cause the securities to be converted into cash.

            Therefore, we concluded that the securities should be classified as permanent equity.

Mr. H. Christopher Owings
July 27, 2006
Page 16

      Should you have any questions or comments regarding our responses to your letter of July 13, 2006, please contact me at (517) 788-0351 or Glenn P. Barba, Vice President, Controller and Chief Accounting Officer of CMS Energy at (517) 788-2100.

                                       Best regards,



                                       /s/ Thomas J. Webb
                                       -------------------------------
                                       Thomas J. Webb
                                       Executive Vice President and
                                       Chief Financial Officer